FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of June 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA Acquires Refrigerantes Minas Gerais (Remil) for US$364.1 Million

Consolidated operations will reach 41 million Brazilian consumers.

Sao Paulo, Brazil, June 26, 2008 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”), the largest Coca-Cola bottler in Latin America and the second largest Coca-Cola bottler in the world in terms of volumes, announced today that it has successfully closed the transaction with The Coca-Cola Company to acquire its Refrigerantes Minas Gerais Ltda. (“Remil”) franchise territory. The transaction is subject to the customary approval of the antitrust local authorities. The aggregate value of this transaction is US$364.1 million dollars. This transaction reinforces Coca-Cola FEMSA’s strategy to grow in one of the most dynamic economic regions in the world.

“This transaction will expand our footprint in Brazil by more than a third and substantially increase the number of clients and customers that we will serve through the most complete and balanced portfolio of high-quality beverages,” said Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA.

Founded in 1948 in Belo Horizonte, Remil sold 114 million unit cases of sparkling beverages, water, still beverages and beer in 2007. This franchise serves the cities of Belo Horizonte, Contagem, Curvelo, Divinópolis, Governador Valadares, Ipatinga, Juiz de Fora, Lavras, Leopoldina, Mariana, Montes Claros, Janaúba, and Petrópolis. The company’s net revenues for 2007, under Brazilian GAAP, were approximately R$ 721 million.

Remil encompasses a population of approximately 15 million, including Belo Horizonte, the third largest city in Brazil. Coca-Cola FEMSA’s consolidated operations in Brazil, including both of its franchise territories, will represent approximately 30% of the Coca-Cola bottling system in Brazil, employ approximately 9,200 people, include 4 production facilities, and serve more than 41 million consumers.

*    *    *

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com. mx
(5255) 5081-5148

Roland Karig Knebush
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: June 26, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer